FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 4, 2015

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Price (09.03.15)

AGRO3:           R$10.79

LND:                US$2.88

Investor Relations

Julio Toledo Piza

CEO & DRI

Ana Paula Zerbinati Ribeiro
Thaís Lima

Investor Relations

Contact

+ 55 (11) 3035 5374

ri@brasil-agro.com

Website

www.brasil-agro.com

Teleconferência

Português

04 de setembro de 2015

15h00 (Brasília) | 14h00 (NY)

Telefone: +55 (11) 3127 4971

Senha: BrasilAgro

Inglês

04 de setembro de 2015

14h00 (Brasília) | 13h00 (NY)

Telefone: + 1 (412) 317 6776

Senha: BrasilAgro

Earnings Release

Year and Quarter ended

June 30, 2015

São Paulo, September 3, 2015 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring and developing rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the fiscal year and quarter ended June 30, 2015. The annual and consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

     Sale of 27,745 ha of the Cremaq Farm for R$ 270.0 million.

     Transformation of 6,700 ha in the farms in Brazil and 2,700 ha in Paraguay.

    Obtained environmental license to develop 7,766 ha in Paraguay.

     Lease of 4,263 ha in the State of Mato Grosso for the cultivation of sugarcane.

     Net Income of R$ 180.8 million in FY15.

     Adjusted EBITDA of R$ 198.4 million in FY15.

     Management proposal to distribution of R$ 80.6 million in dividends or R$ 1.40 per share (estimated as of today)

Message from Management

The 2014/15 harvest year was marked by major achievements. We delivered results in all areas of our business: good yields, the optimization of direct costs, a reduction in administrative costs, commercial efficiency and, clearly, a major property transaction, all of which was translated into net income of R$180.8 million and adjusted EBITDA of R$198.4 million. The magnitude of this result can be measured by the 29% increase in the Company’s equity.

At the beginning of the 2014/15 season, given the exceptionally challenging macroeconomic scenario, marked by the volatility of the dollar and international commodity prices, we took certain measures to improve the result of our agricultural operations. We ceased planting in certain new areas (areas in the first or second year of cultivation) due to their high volatility and lower yields, we dissolved a partnership for the exploration of a 7,699 hectare area in Bahia due to lower-than-expected profitability, and we reduced the pace of the clearing of new areas, We also undertook an organizational restructuring, reducing administrative costs.

We closed the harvest year with 79,000 hectares of planted area, distributed among soybean, corn, sugarcane, pasture, and other grains. Average soybean yields were higher than expected and the average in mature areas was equivalent to those presented by major diversified producers. Yields from corn, whose production is concentrated in Bahia, were jeopardized by low rainfall in the region and were below budget. The farms in the Midwest, in more consolidated regions, delivered more than 830,000 tons of sugarcane with yields above the average of the main producing areas in Brazil. The operations in Paraguay continued to improve and closed the year with above-budget margins and yields. On the cost side, we recorded an excellent performance, both in regard to direct and administrative costs, which we succeeded in reducing despite the upturn in inflation.

On the real estate front, the most important event was the sale of the remaining part of Cremaq Farm for R$270.0 million, with an IRR (Internal Rate of Return) of 20.4%. This was the biggest property sale transaction in the Company’s history, not only because of its magnitude, but mainly because it confirmed our capacity to create and capture value through the development of rural properties. Since we began operations in 2006:

  We have invested more than R$580.0 million in the acquisition and development of properties;
  We have already sold eight properties for a total of R$500.0 million with unleveraged IRRs of between 19% and 27%;
  After the sale, our portfolio comprised a total of 182,971 hectares, 73,000 hectares of which under production and a land bank of 49,000 hectares, giving a total arable area of 122,386 hectares. We also have 60,585 hectares of legal reserves and permanent preservation areas.

Release 4Q15

Still on the real estate front, we entered into a partnership to operate 4,263 hectares in the state of Mato Grosso.  These areas are close to the Alto Taquari Farm and will also be used for sugarcane. In addition to generating cash quickly, the leasing transaction will also allow us to make use of the operational structure and team already present in the region, as well as ensuring greater property management flexibility

Continuing with our property development activities, we invested R$30.6 million in the clearing of new areas and the building of a silo in Bahia with a grain storage capacity of 10,000 tons and a structure for processing production (cleaning and bagging) with a capacity of 200 tons per hour. The construction of the silo will improve the grain sales strategy in the region and mitigate production distribution logistics risks.

The good result from our agricultural operations and the sale of Cremaq Farm generated net revenue of R$440.7 million, adjusted EBITDA of R$198.4 million and a cash position of R$348.9 million. The Board of Directors will submit its proposal for the distribution of results to the Annual Shareholders’ Meeting to be held in October 2015. This result will allow the Company to invest in new acquisitions, pay dividends and continue with the Share Buyback Program

Taking a wider point of view, we can observe the constant improvement in the Company’s efficiency, with a solid management model and a qualified team committed to delivering results and seeking opportunities for generating value in order to continue recording consistent growth, adding value to our shareholders.

Release 4Q15

Operating Performance

     Sale of property

In June 2015, the Company sold an area of 27,745 hectares (18,578 of which arable) of the Cremaq Farm in the state of Piauí. The rural property was acquired in 2006 for R$ 42.3 million and has a total area of 32,702 hectares. Of this initial area, 4,957 hectares was sold in May 2013 and the remaining 27,745 hectares was sold in June 2015 for R$ 270.0 million.

The sale had an Internal Rate of Return (IRR) of 20.4% and the Cremaq project as a whole had an IRR of 21.2%.

Sold Area	Data of Sale	Aquisition Value + CAPEX (R$ MM)	Sale Nominal Value (R$ MM)	IRR ( % )
Total: 4.957 ha	May/13	11.0	38.0	23.8
Arable: 3.245 ha
Total: 27.745 ha	June/2015	63.5	270.0	20.4
Arable: 18.578 ha
Total Cremaq project		74.5	308.0	21.2

We accelerated the turnover of our portfolio in 2012 and this is the fourth consecutive year of farm sales, during which period the average annual sale value was R$112.9 million (considering 50% of the Cresca sale). All sales were substantially above book value and also higher than the fair value in the annual explanatory notes, generating unleveraged IRRs of between 19% and 27%.

1- It is not possible to calculate the IRR from the sale of Cresca, since the sales receivables was made before we effected payment of the purchase.

Release 4Q15

     Development of Areas

In the 2014/2015 harvest year, year we transformed 6,700 hectares in Brazil and 2,700 hectares in Paraguay, giving a total of 109,700 hectares transformed since the beginning of operations in 2007/08, giving average growth of 46%. We also have a land bank of 49,000 hectares (including 50% of the Cresca area owned by BrasilAgro).

In June 30, 2015, 17% of our properties were developed, 29% were under development and 55% were still undeveloped.

Due to the difficulties we have been facing in regard to obtaining licenses for the Nova Buriti Farm, we are studying alternatives for the property. One such option is to sell the farm to offset the legal reserve, a mechanism envisaged in the new environmental code through which holders of a legal reserve deficit can regularize themselves by acquiring another area.

Release 4Q15

In November 2014, the Company received licenses to open 7,766 thousand hectares in Paraguay.

Another important factor for the development of properties was the construction of a silo at Chaparral Farm in Bahia, with a grain storage capacity of 10,000 tons of grain and a structure for processing production (cleaning and bagging) with a capacity of 200 tons/hour, being able to handle up to three products simultaneously. The construction of the silo will improve the grain sales strategy in the region and mitigate production distribution logistics risks.

Construction of the silo was financed at 4% p.a. over 60 months with a 12-month grace period.

     Property Portfolio

At the date of this release, the Company’s property portfolio consisted of 253,342 hectares across five Brazilian states and Paraguay, as shown in the table below:

	Farms		Location	Aquisition Date	Project	Total Area ha	Arable Area ha
1	Fazenda Jatobá	100% Owned	Barreiras/BA	Mar / 07	Grãos e Algodão	31,606	23,680
2	Fazenda Alto Taquari	100% Owned	Alto Taquari/MT	Ago / 07	Cana-de-açúcar	5,395	3,666
3	Fazenda Araucária	100% Owned	Mineiros/GO	Abr / 07	Cana-de-açúcar	8,124	7,205
4	Fazenda Chaparral	100% Owned	Correntina/BA	Nov / 07	Grãos e Algodão	37,182	26,498
5	Fazenda Nova Buriti	100% Owned	Januária/MG	Dez / 07	Floresta	24,211	19,004
6	Fazenda Preferência	100% Owned	Barreiras/BA	Set / 08	Grãos e Pasto	17,799	14,229
7	Fazenda Parceria II	Leasing	Ribeiro Gonçalves/PI	Nov / 13[1]	Grãos	7,455	7,455
8	Fazenda Parceria III	Leasing	Alto Taquari/MT	Mai / 15[2]	Cana-de-açúcar	4,263	4,263
9	Cresca	50% Owned	Boquerón/Paraguai	Dez / 13[3]	Grãos e Pasto	117,307	58,654
	Total					253,342	164,654
1- BrasilAgro entered into an agricultural exploration partnership at the Parceria II Farm for up to 11 harvests.
2- BrasilAgro entered into an agricultural exploration partnership at Parceria III Farm up to March 31, 2026.
3- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A

The Company entered into a partnership to explore 4,263 hectares in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Parceria III”).

These areas are close to Alto Taquari Farm and will also be used for sugarcane. The results obtained from sugarcane underline the region’s consolidation as a producer, recording higher gross margins and yields than traditional cane regions such as the state of São Paulo. In addition to generating cash quickly and allowing us to make use of the operational structure and team already present in the region, the leasing transaction will also ensure greater property management flexibility.

     Portfolio Market Value

We appraise the market value of our farms every year. On June 30, 2015, the market value of our portfolio, plus the sales held in the period, was R$1.3 billion.

This appraisal takes place internally. However, whenever we deem necessary, we undertake independent appraisals, the last of which took place in June 2014.

Release 4Q15

In order to estimate the market value of our farms, we considered for each property: (i) the level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Potfolio fair value evolution - in R$ thousand
Farm	Period Sales	BrasilAgro	Period Sales	BrasilAgro	Change %
		06/30/2014		06/30/2015
Cremaq	-	239,342	270,000	-	n.a.
Jatobá	-	247,127	-	298,815	20.9%
Chaparral	-	221,751	-	256,919	15.9%
Preferência	-	47,044	-	52,255	11.1%
Alto Taquari	-	109,827	-	117,245	6.8%
Araucária	41,300	138,512	-	144,019	4.0%
Nova Buriti	-	29,101	-	29,654	1.9%
Cresca (50%)[1]	16,442	78,856	-	111,108	40.9%
Market Value	57,742	1,111,560	270,000	1,010,015	9.5%
1- Refers to the 50% of Cresca held by BrasilAgro.

From the accounting standpoint, the property portfolio is recognized under “Non-current assets” as properties for investment, stated at cost plus investments less accrued depreciation. On June 30, 2015, this amount was R$288.4 million and considers the sale of the Cremaq Farm.

     Agricultural Operations

The table below shows the breakdown of planted area by farm and crop in the 2014/15 harvest:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	2nd Corn Crop	Total
Cremaq Farm		14,965	1,963			1,787	18,715
Jatobá Farm		9,535	1,196				10,731
Alto Taquari Farm	3,622						3,622
Araucária Farm	4,844						4,844
Chaparral Farm		10,535	2,538				13,073
Preferência Farm				6,554			6,554
Partnership II Farm		7,455					7,455
Cresca (Paraguay)		5,463	3,375	2,665	2,564		14,067
Total 14/15	8,466	47,953	9,072	9,219	2,564	1,787	79,061

Grains – Brazil

In 4Q15, we concluded the 2014/15 grain harvest in the Brazilian properties, covering an area of 61,376 hectares, comprising 42,490 hectares of soybean and 7,484 hectares of corn (first and second crops) in the Cremaq, Jatobá, Chaparral, Preferência, Parceria I and II farms.

Release 4Q15

•    Soybean

The table below shows soybean yield in the 2014/15 harvest:

Productivity - harvest year 14/15	Estimate	Realized	Change

	Kg/ha	Kg/ha	%
Crop	2,500	2,557	2%

Soybean average yield was higher than estimated. We had an above historical average result in the farms in Piauí and  lower yields from the farms in Bahia, impacted by the lower rainfall in January.

The new areas under development represent 29% of total planted area and are most affected by climatic variations, since they have a less mature soil structure and are consequently more susceptible to adverse weather conditions. The table below shows soybean yields by level of development:

Productivity - harvest year 14/15	Realized

Soybean	Kg/ha
New Area - 1st and 2nd year	1,011
Under Development Area - 3rd and 4th year	1,724
Developed Area - Above 4th year	2,875

•    Corn

The table below shows corn yield in the 2014/15 harvest:

Productivity - harvest year 14/15	Estimate	Realized	Change

Corn	Kg/ha	Kg/ha	%
Crop	7,200	5,426	-25%
Second Crop	3,800	3,968	4%

The first corn crop, whose production is concentrated in Bahia, was also impacted by low rainfall in the region, resulting in lower-than-expected yields, while the yield from the second crop, planted exclusively in Piauí, was higher than estimated for the region, which does not have a second corn crop tradition.

Release 4Q15

The chart below shows rainfall in Bahia:

•    Sugarcane

The Alto Taquari and Araucária farms are entirely planted with sugarcane and are currently in the harvest period. These properties are part of the agreement to supply sugarcane to ETH Bioenergia for two complete sugarcane crop cycles, or six harvest years with five harvests.

The chart below shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and in the  Company’s fiscal year (July 1 to June 30):

Sugarcane harvest year results	January 01 to December 31
	2014	2015	Estimate
Tons harvested	723,593		983,320
Hectares harvested	7,141		10,883
TCH - Harvested Tons per Hectares[1]	101.33		90.35
1-The TCH in 2015 will be lower because the average age of the plantation leased is greater, reducing the average productivity of the year.
Sugarcane fiscal year results	July 01 to June 30
	2014		2015
Tons harvested	570,820		830,204
Hectares harvested	7,583		8,196
TCH - Harvested Tons per Hectares	75.28		101.30

Between January 1 and June 30, 2015, we had harvested 242,000 tons of sugarcane in 2,319 hectares of the Alto Taquari, Araucária and Partnership III Farms.

Release 4Q15

•    Pasture

The Preferência farm has 6,554 hectares of pasture, 4,633 of which are leased to third parties for cattle raising.

Release 4Q15

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Gross Profit	181,508	6,319	2772.4%	204,076	13,673	1392.5%
Selling expenses	(8,324)	(5,404)	54.0%	(9,006)	(10,239)	-12.0%
General and administrative expenses	(10,307)	(9,715)	6.1%	(29,360)	(30,378)	-3.4%
Other operating income/expenses, net	310	(867)	n.a.	(3,422)	285	n.a.
Depreciation and amortization	10,216	-	n.a.	22,222	21,431	3.7%
EBITDA	173,403	(9,667)	n.a.	184,510	(5,228)	n.a.

Adjusted EBITDA (R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Gross Profit	181,508	6,319	2772.4%	204,076	13,673	1392.5%
Elimination of gains on biological assets (grains and sugarcane planted)	9,216	2,562	259.7%	3,336	5,823	-42.7%
Selling expenses	(8,324)	(5,404)	54.0%	(9,006)	(10,239)	-12.0%
General and administrative expenses	(10,307)	(9,715)	6.1%	(29,360)	(30,378)	-3.4%
Other operating income/expenses, net	310	(867)	n.a.	(3,422)	285	n.a.
Derivatives Results	3,505	1,867	87.7%	6,080	4,816	26.2%
Adjusted Depreciations [1]	12,282	9,526	28.9%	22,909	20,404	12.3%
EBITDA Cresca[2]	1,805	(705)	0.0%	3,783	(705)	n.a.
Adjusted EBITDA	189,995	3,583	5202.7%	198,396	3,679	5292.7%
1- Adjusted depreciation includes depreciation of the already harvested grain and sugarcane cropped.

EBITDA was calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and expenses and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest’s derivative results and depreciation expenses, including the depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Release 4Q15

Income Statement

     Net Revenue from Sales

	4Q15	4Q14	Change	2015	2014	Change
Revenues from farm sale	266,000	33,737	688.5%	266,550	33,737	690.1%
Revenues from grains	67,842	54,004	25.6%	121,791	95,896	27.0%
Revenues from sugarcane	14,240	8,542	66.7%	54,396	39,406	38.0%
Revenues from leasing	1,258	303	315.2%	3,204	1,143	180.3%
Other revenues	738	647	14.1%	4,217	1,730	143.8%
Deductions from gross revenue	(3,134)	(3,176)	-1.3%	(9,414)	(6,861)	37.2%
Net Sales Revenue	346,944	94,057	268.9%	440,744	165,051	167.0%

In FY15 net revenue from sales totaled R$440.7 million, a R$275.7 million increase year-over-year, due to: (i) the R$266.5 million revenue from the sale of Cremaq Farm in 2015; (ii) the 38% increase in revenue from sugarcane and (iii) the 27% decrease in grain revenue.

     Net Revenue from the Sale of Farms

In June 2015, the Company sold an area of 27,745 hectares of the Cremaq Farm in the State of Piauí for R$270.0 million. The table below shows the booking of the revenue from the sale of this property:

	Cremaq Sale (Jun/15)	Revenues from farm sale 2015
Farm sale (land)	238,000	238,000
Property, plant and euipment	28,000	28,000
Restricted cash	4,000	-
Remaining balance Cremaq sale - may/2013	-	550
Revenues from farm sale	270,000	266,550
Cost of farm sale (terra)	-	(36,290)
Cost of Property, plant and euipment	-	(27,843)
Taxes - PIS and Cofins	-	(8,687)
Cost of remaining balance Cremaq sale - may/2013		(109)
Cost of farm sale	-	(72,929)

Gain on sale of farms - 2015		193,621

The environmental licensing balance totaling R$4.0 million refers to a 6,020 hectare area which is in the division and georeferencing phase. As a result, registration of the deed of sale is still pending.

The remaining Cremaq balance refers to an adjustment to the sale of Cremaq Farm in May 2013. A topographical survey showed that there was a difference of 62 hectares between the area measured and the value stated in the sale contract executed in May 2013, resulting in an addition of R$550 thousand to the sale price.

Release 4Q15

     Revenue from the Sale of Agricultural Products

Net Revenue (R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Total	81,101	60,320	34.5%	174,351	131,314	32.8%
Soybean	62,984	46,073	36.7%	101,660	82,073	23.9%
Corn	2,382	5,133	-53.6%	14,628	9,601	52.4%
Sugarcane	14,049	8,384	67.6%	52,925	38,235	38.4%
Leasing	1,068	175	510.2%	1,872	426	339.9%
Services	521	172	203.0%	1,147	269	326.9%
Others	96	383	-74.9%	2,118	711	198.0%

Tons	4Q15	4Q14	Change	2015	2014	Change
Total	318,275	205,056	55.2%	990,827	693,683	42.8%
Soybean	69,375	55,609	24.8%	113,172	95,695	18.3%
Corn	7,024	14,139	-50.3%	47,214	26,720	76.7%
Sugarcane	241,771	135,160	78.9%	830,204	570,820	45.4%
Others	105	149	-29.0%	237	448	-47.1%

In 4Q15, net revenue from sales totaled R$81.1 million, an increase of 35% from the same period in the previous year.

Grain net revenue (soybean and corn) in 4Q15 grew 27.7% year-over-year, from R$51.2 million, from the sale of 69,700 tons of grain, to R$65.3 million, from the sale of 76,400 tons of grains.

Soybean revenue in 2015 grew 24% over the previous year, 5% from the increase in soybean prices and 18.3% from higher sales in the period, from R$82.0 million (sale of 95,700 tons at R$857.65 per ton) to $101.7 million (sale of 113,200 tons at R$898.28 per ton).

Corn revenue in 2015 increased by 52% year-over-year, resulting from the 76.7% increase in sales despite the 13.8% decrease in prices, from R$9.6 million (sale of 26,700 tons at R$359.32 per ton) to R$14.6 million (sale of 47,200 tons at R$309,82 per ton).

Sugarcane revenue in 2014 grew 38% over the previous year, from R$38.2 million from the sale of 570,000 tons at R$66.98 per ton to R$52.9 million from the sale of 830,000 tons at R$63.75 per ton. The decrease in the price of sugarcane per ton was due to the 4% decrease in average TRS (total recoverable sugar) kilo per ton harvested, from 140.31 kg/ton in FY14 to 134.40 kg/ton in FY15. The growth in the amount of tons of sugarcane was mainly due to the increase in the period harvest, from 7,583 hectares to 8,196 hectares.

Leasing revenue in 2015 totaling R$ 1.9 million came from the leasing of the areas of the Preferência and Jatobá farms to third parties, net of taxes.

Services revenue in 2015 totaling R$1.1 million came from an advisory services provision agreement related to the development of land owned by Cresca.

Other sales revenue in 2015 totaling R$2.1 million refers to the sale of inputs (seeds, fertilizers and other) of the areas which were not planted in the 2014/15 harvest year and machinery.

Release 4Q15

     Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Soybean 14/15	Corn(1) 14/15	Corn(2) 13/14	Cane	Gain / Loss em 06/30/15
Gain and loss on agricultutal products	8,816	(4,424)	402	8,329	13,123
Gain and loss on biological assets	-	-	685	(4,276)	(3,336)
Change on biological assets fair value	8,816	(4,424)	1,087	4,053	9,788

In 2015, the Company recorded a gain of R$9.8 million from biological assets and agricultural products, comprising losses of R$3.1 million from corn and a gain of R$12.9 million from other cultures.

Biological assets correspond to agricultural products in formation (not yet harvested), measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct costs, leasing, yields and selling expenses.

Since sugarcane crops consist of various harvest cycles, changes in the assumptions regarding these factors may affect the recognized fair value of the biological assets.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Gain and loss on agricultutal products	Soybean 14/15	Corn(1) 14/15	Corn(2) 13/14	Cane	Gain / Loss em 06/30/15
Area (hectares)	42,485	5,701	2,466	8,196	58,848
Prodution (ton)	111,751	31,653	8,450	830,204	982,057
Poroductivity (Ton./ha)	2.63	5.55	3.43	101.30	16.69
Production fair value (R$ thousand)	95,835	9,609	2,758	53,000	161,203
Production cost (R$ thousand)	(87,019)	(14,033)	(2,356)	(44,671)	(148,080)
Gain and loss on agricultutal products (R$ thousand)	8,816	(4,424)	402	8,329	13,123
Production fair value (R$ /bag )	51.45	18.22	19.58
Production cost (R$/bag)	(46.72)	(26.60)	(16.73)
Gain and loss on agricultutal products (R$/bag)	4.73	(8.39)	2.85

Release 4Q15

The table below shows the results of the sugarcane harvest (April to November):

Year ended June 30, 2014	Crop 2013	Crop 2014	Crop 2015	Total
Net Revenues	29,763	8,472		38,235
Cost of Sales	(26,102)	(8,689)		(34,790)
Gain (loss) of agriculture products	770	3,125		3,894
Profit (Loss)	4,430	2,909	-	7,339

Tons harvested	435,660	135,160		570,820

Year ended June 30, 2014	Crop 2013	Crop 2014	Crop 2015	Total
Net Revenues		38,876	14,049	52,925
Cost of Sales		(37,378)	(15,421)	(52,799)
Gain (loss) of agriculture products		5,146	3,183	8,329
Profit (Loss)	-	6,645	1,811	8,455

Tons harvested		588,432	241,771	830,204

Year ended June 30, 2014	Crop 2013	Crop 2014	Crop 2015	Total
Net Revenues	29,763	47,349	14,049	91,160
Cost of Sales	(26,102)	(46,067)	(15,421)	(87,589)
Gain (loss) of agriculture products	770	8,271	3,183	12,224
Profit (Loss)	4,430	9,553	1,811	15,794

Tons harvested	435,660	723,593	241,771	1,401,024

     Impairment

Inventories of agricultural products are measured at their fair value at harvest, considering the average harvest price in line with the prevailing accounting standard. A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses. The adjustment at realizable value is booked in the period income statement under “Impairment of agricultural products after harvest”.

On June 30, 2015, the amount recognized under impairment of agricultural products was R$3.0 million.

Release 4Q15

    Production Costs

The table below gives a breakdown of direct production costs:

	Soybean	Corn	Sugarcane
Variable costs	84%	91%	77%
Seeds	12%	19%	0%
Fertilizers	21%	32%	11%
Defensive	23%	16%	5%
Agricultural services	22%	18%	49%
Fuels and lubricants	4%	3%	12%
Maintence of machines and instruments	0%	0%	0%
Others	3%	3%	0%
Fixed costs	16%	9%	23%
Labor	7%	5%	4%
Depreciations and amortizations	2%	1%	16%
Others	8%	2%	3%

The table below shows the production cost per hectare:

Total Production Cost	2014/2015 (R$/ha)	2013/2014 (R$/ha)	Change
Soybean[1]	1,835	1,668	10%
Corn[1]	2,264	2,384	-5%
Sugarcane	4,824	4,685	3%
1- The total production cost excludes depreciation with the clearing of areas for soybean and corn

Total soybean production costs per hectare in FY15 increased by 10% over the year before, due to the higher exchange rate and the upturn in planted area with Intacta seeds, which cost more than other seed varieties.

Intacta seeds provide greater protection against the main caterpillars that attack soybean, are more tolerant to glyphosate herbicides and ensure higher potential yields.

The 3% increase in the total per-hectare sugarcane production cost was due to the 14% upturn in CCT (cutting, loading and transporting) costs, which were mainly impacted by the 15.3% hike in the per-liter diesel cost.

Release 4Q15

     Cost of Goods Sold

(R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Total of cost of goods sold	(79,603)	(66,277)	20.1%	(170,489)	(138,536)	23.1%
Soybean	(60,418)	(51,005)	18.5%	(99,238)	(89,031)	11.5%
Corn	(2,446)	(4,762)	-48.6%	(13,476)	(9,379)	43.7%
Sugarcane	(15,421)	(8,688)	77.5%	(52,799)	(34,790)	51.8%
Leasing	(900)	(922)	-2.3%	(3,693)	(3,029)	21.9%
Others	(418)	(899)	-53.5%	(1,283)	(2,306)	-44.4%

In 2015, the cost of goods sold (COGS) came to R$170.5 million. Due to the fair value adjustments of agricultural products, changes in costs between exercises are directly linked to the market prices of commodities at the time of harvest.

In 2015, total soybean COGS increased by 11.5% year-over-year, from R$89.0 million, from the sale of 95,700 tons at R$930.36 per ton, to R$99.2 million, from the sale of 113,100 tons at R$876.88 per ton.

Total corn COGS climbed by 43.7% year-over-year, from R$9.4 million, from the sale of 26,700 tons at R$351.03 per ton, to R$13.5 million from the sale of 47,200 tons at R$285.42 per ton.

Total sugarcane COGS increased by 51.8% over the previous year, from R$34.8 million, from the sale of 570,000 tons at R$60.95 per ton, to R$52.8 million, from the sale of 830,000 tons at R$63.60 per ton.

     Selling Expenses

(R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Selling expenses	(8,324)	(5,404)	54.0%	(9,006)	(10,239)	-12.0%
Freight	(3,497)	(3,120)	12.1%	(3,844)	(3,770)	2.0%
Storage and Processing	(1,662)	(1,672)	-0.6%	(2,708)	(2,785)	-2.8%
Sales Commission	(139)	(1,071)	-87.0%	(263)	(1,019)	-74.2%
Others	(3,027)	458	n.a.	(2,190)	(2,666)	-17.9%

In FY15, selling expenses totaled R$9.0 million, 12% down on the previous year.

Other selling expenses in FY15 refers to the constitution of provisions for doubtful debt totaling R$2.7 million and the reversal of provisions for onerous contracts totaling R$579 thousand.

     General and Administrative Expenses

(R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
General and administrative expenses	(10,307)	(9,715)	6.1%	(29,360)	(30,378)	-3.4%
Depreciations and amortizations	(252)	(299)	-15.7%	(1,249)	(1,118)	11.7%
Personnel expenses	(7,992)	(7,199)	11.0%	(19,543)	(19,589)	-0.2%
Expenses with services provider	(1,006)	(1,287)	-21.8%	(4,077)	(4,841)	-15.8%
Leases and Rents	(182)	(151)	20.5%	(713)	(698)	2.1%
Others expenses	(875)	(779)	12.3%	(3,778)	(4,132)	-8.6%

In 4Q15, general and administrative expenses grew by 6.1% over the same period in the previous year, from R$9.7 million to R$10.3 million. This increase was due to the booking of an R$800 thousand adjustment to the provision for employee bonus payments.

Release 4Q15

In FY15, general and administrative expenses fell by 3.4% over the year before, from R$30.4 million to R$29.3 million due to the renegotiation of service contracts and the organizational restructuring.

The organizational restructuring generated an approximate 5% reduction in personnel expenses. In the full year, this result was offset by the adjustment to the provision for employee bonus payments and period severance pay expenses.

In the year as a whole, other expenses fell by 8.6% over FY14, from R$4.1 million to R$3.7 million. These expenses mainly refer to taxes and corporate, travel and telephony expenses.

     Other Operating Revenue / Expenses

	4Q15	4Q14	Change	2015	2014	Change
Other operating income/expenses	309	(867)	n.a.	(3,422)	285	n.a.
Gain/Loss on sale of fixed assets	81	(1,669)	n.a.	(361)	(1,522)	-76.3%
Write-off of farm sale Cresca	-	-	n.a.	(612)	-	n.a.
Provisions for lawsuits	478	(635)	n.a.	(111)	1,205	n.a.
Horizontina Farm	-	600	-100.0%	(1,240)	-	n.a.
Others	(250)	837	n.a.	(1,098)	602	n.a.

In FY15, we recognized other operating expenses of R$3.4 million which mainly refer to: (i) the partial write-off of goodwill from the sale of 24,000 hectares related to the Cresca land and exploration rights contract; and (ii) a payment related to a hereditary rights lawsuit.

     Financial Result

(R$ thousand)	4Q15	4Q14	Chnage	2015	2014	Change
Interest	(2,323)	(1,644)	41.3%	(9,258)	(8,039)	15.2%
Monetary variations	(829)	(684)	21.2%	(2,967)	(2,328)	27.4%
Foreign exchange variations on liabilities	(1,086)	(313)	247.0%	6,581	323	1937.5%
Unwind of present value adjustment	2,098	(266)	n.a.	18,296	5,525	231.1%
Results with derivatives	2,452	(2,664)	n.a.	12,401	(5,583)	n.a.
Other financial income / expenses	2,559	1,523	68.0%	7,585	8,542	-11.2%
Total	2,871	(4,048)	n.a.	32,638	(1,560)	n.a.

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti farms; (iii) the impact of the U.S. dollar exchange variation on the companies’ USD cash position; (iv) the present value of Cremaq, Araucária and São Pedro farms’ sales receivables, fixed in soybean bags; (v) income from hedge operations; and (vi) bank fees and expenses and returns on cash investments with the FIM Guardian fund, Banco Itaú and Banco BTG Pactual.

Monetary variations refer to the amount payable for the acquisition of the Alto Taquari Farm, which is adjusted by the CDI interbank deposit rate and the Nova Buriti Farm, which is adjusted by the IGPM general market price index.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca’s receivables

Release 4Q15

The increase in the gain (loss) line was mainly due to the impact of the appreciation of the dollar on the adjustment to the fair value of receivables from farms denominated in soybean.

The hedge result is incorporating CBOT soybean prices well above the market and an exchange rate close to the current one and amounted to R$12.4 million in 2015, equivalent to realized revenue of R$17.7 million and an unrealized expense of R$5.3 million.

     Derivative Operations

Our risk policy primarily aims to hedge the company’s cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

•             Estimated gross margin based on the current price scenario.

•             Standard deviation from the estimated gross margin for different pricing strategy scenarios.

•             Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

•             Comparison between current estimates and the Company’s budget.

•             Comparison of the estimated gross margin and the historical average.

•             Market expectations and trends.

•             Tax aspects.

Hedge position on August 28, 2015.

Crop	Soybean		FX
	% hedge¹	Price (USD/bu.)	% hedge²	BRL/USD
15/16	16.41%	9.80	31.25%	3.85
1- Percentage of volume in tons of soybean locked in.
2- Percentage of expected revenue in USD.

Release 4Q15

Balance Sheet

    Allocation of net income and dividend distribution

A  meeting  of  the  Board  of  Directors  held  on  this  date  (September  03,  2015)  approved  the  Management  Proposal  to  be submitted to the next Annual Shareholders’ Meeting to be held on October 28, 2015.

In  accordance  with  Brazilian  Corporation  Law  and  with  the  Bylaws  of  the  Company,  management  proposes  the following distribution of net income for fiscal year 2015:

2015
Net income in fiscal year	180,810
(-) Appropriation of accumulated losses (5% of net income)	(10,988)
Profit for the period	169,822
(-) Appropriation of the legal reserve (5% of net income)	(8,491)
Adjusted Net Income	161,331
(-) Minimum compulsory dividends - 25% of adjusted net income	(40,333)
(-) Additional compulsory dividends - 25% of adjusted net income	(40,333)
Proposed Dividends – 50% of adjusted net income	(80,666)
Appropriation of reserve for investment and expansion	80,665
Dividends per share (R$)	1.39

     Cash and Cash Equivalents

Cash and Cash equivalents	2015	2014	Change
Cash and Cash equivalents	75,620	86,745	-13%
Cash and Banks	12,560	15,247	-18%
Repurchase agreements	26,302	66,267	-60%
Bank deposit certificates	36,758	5,231	603%
Markable securities	273,258	21,532	1169%
Not exclusive investment funds quotas	69,300	21,532	222%
Restricted financial investments	203,958	-	n.a.
Total	348,878	108,277	222%

The Company closed FY15 with a cash position of R$348.9 million, R$240.6 million more than at the end of FY14, due to the result of the sale of Cremaq Farm.

In July, 2015, R$159.4 million was freed, representing 78.16% of the balance of the escrow account related to the partial registration of land entries in the name of the purchaser. The remaining balance will be freed when the remaining entries are registered.

Release 4Q15

The amounts invested are remunerated based on a percentage of the CDI interdeposit rate, disclosed daily by the CETIP (an entity that provides custody and clearing services), which varied between 90% and 102.54% on June 30, 2015 and between 91% and 101.50% on June 30, 2014.

Securities refer to investments in the exclusive FIM Guardian investment fund, managed by BTG Pactual.

     Properties for Investment

The fundamental pillars of the Company’s business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them. Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under “Non-Current Assets”.

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

The acquisition of Cresca is booked as a joint venture and therefore recognized as an investment and its result as equity income.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	237,999	23,638	68,650	4,516	334,803
In June 30, 2014
Acquisitions	327	82	4,866	25,354	30,629
Reductions	(35,879)	(9,798)	(15,263)	(1,534)	(62,474)
(-) Depreciation/ Amortization	-	(2,016)	(12,595)	-	(14,611)
In June 30, 2015	202,447	11,906	45,658	28,336	288,347
* Excludes sugarcane investments

The write-offs in the period refer to the adjustment of the Cremaq Farm area sold, as well as the clearing of areas and construction in progress

In FY15, we invested R$25.3 million in works in progress, mostly referring to the building of the silo in Bahia, which absorbed investments of R$9.5 million, and the clearing of areas, construction works and roads, which absorbed R$15.8 million.

The fair value of the properties totaled R$898.0 million on June 30, 2015.

Release 4Q15

     CAPEX – Clearing of Areas

The table below gives a breakdown of investments in our properties:

(R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Maintenance	35	751	-95.4%	2,724	3,566	-23.6%
Opening	838	3,990	-79.0%	15,033	13,550	10.9%
Total	873	4,741	-81.6%	17,757	17,116	3.7%

     Depreciation – Clearing of Areas

The table below shows area clearing depreciation:

(R$ thousand)	4Q15	4Q14	Change	2015	2014	Change
Maintenance	(549)	(675)	-18.6%	(2,183)	(2,784)	-21.6%
Opening	(2,576)	(2,483)	3.7%	(10,412)	(9,576)	8.7%
Total	(3,125)	(3,158)	-1.1%	(12,595)	(12,360)	1.9%

     Indebtedness

The table below shows our short and long-term loans and financing position on June 30, 2015 and June 30, 2014.

Loans and Financing (R$ thousand)		Expiration	Annual Interest Tax - %	06/30/2015	06/30/2014	Change
Short term
Curto Prazo
Financiamento de Custeio Agrícola	nov-15	Nov-15	7,51 to 15,12	25,595	44,712	-42.8%
Financiamento Projeto Bahia	dez-15	Dec-15	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	9,469	12,742	-25.7%
Capital de Giro	set - 15	Sep-15	1,6905 + Monetary Var. / CDI 83,48	9,898	-	n.a.
Financiamento de Máquinas e Equipamentos	dez-15	Dec-15	5,50 to 8,70	943	1,814	-48.0%
Financiamento de cana-de-açúcar	jul-15	Jul-15	TJLP + 3,00 to 4,00	1,621	2,985	-45.7%
Arrendamento Financeiro Canavial - Parceria III	nov-18	Nov-18	6.92%	3,374	-	n.a.
				50,900	62,253	-18.2%
Longo Prazo
Financiamento de cana	fev-20	Jul-15	TJLP + 3,00 to 4,00	1,716	1,610	6.6%
Financiamento de Máquinas e Equipamentos	nov-16	Nov-16	5,50 to 8,70	113	1,056	-89.3%
Financiamento Projeto Bahia	out-20	Oct-21	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 8,50	53,149	55,243	-3.8%
Arrendamento Financeiro Canavial - Parceria III	nov-18	Nov-18	6.92%	4,201	-	n.a.
				59,179	57,909	2.2%
Total				110,079	120,162	-8.4%

The bulk of our debt comprises loans and financing from development banks and/or government development agencies, through direct and indirect lending, at interest rates that are cheaper than the market rates. During the year, government development agencies disbursed financing of R$79.9 million, giving a total of R$89.8 million.

In 4Q15, we contracted working capital financing in reais totaling R$5.0 million at 83.48% of the CDI, maturing in September, 2015.

In May 2015, the Company entered into a partnership to operate 4,263 hectares in the municipalities of Alto Taquari and Alto Araguaia, in the state of Mato Grosso (“Parceria III”), which consists of the leasing of areas for the planting and cultivation of sugarcane and the acquisition of existing sugarcane plantations. This contract comes under the definition of financial leasing and was recognized under “Sugarcane Financial Leasing – Parceria III’. Payment will always be made in kind (tons of sugarcane) to be delivered to the mill belonging to Brenco Companhia Brasileira de Energia Renovável during the harvest period of the product.

Release 4Q15

In addition, the balance of accounts payable on acquisitions on June 30, 2015 was R$48.8 million, 9% up on June 30, 2014, due to the restatement of the installments, which are adjusted by the IGPM (Nova Buriti Farm) and the CDI (Alto Taquari Farm).

Acquisitions payable (R$ thousand)	06/30/2015	06/30/2014	Change
Alto Taquari Farm	29,023	26,060	11.4%
Nova Buriti Farm	19,817	18,760	5.6%
Total	48,840	44,820	9.0%

The balance of accounts payable on acquisitions is tied to compliance with certain conditions precedent by the sellers in regard to obtaining the licenses.

Release 4Q15

Cresca  S.A. – Paraguay

     Operating Performance

Cresca has a total area of 117,307 hectares, 58,654 of which arable. BrasilAgro retains a 50% share of Cresca’s capital and is responsible for all the operational management of the property through a Management Fee contract.

The property has 14,256 hectares under development and during the 2014/15 harvest year, 2,700 hectares were transformed into pasture. In the same period, we obtained licenses for the clearing of a further 7,766 hectares, allowing the Company to maintain its development pace.

Also in the 2014/15 harvest year, 11,402 hectares were planted with soybean, corn and poaceous crops (cover crops). We also have 2,665 hectares of pasture.

•    Grains

Productivity - harvest year 14/15	Area Hectares	Estimate Kg/ha	Realized Kg/ha	Change %
Soja	5,463	1,600	1,910	19%
Milho	3,375	3,650	4,080	12%

Soybean and corn yields were higher than expected and higher than the property’s historical average. Given its location in a region with limited rainfall, the average yield in the Chaco Paraguaio is less than in other traditional grain-growing regions of the country. On the other hand, soil fertility is high, well above Brazilian standards.

The combination of low production costs and high soil fertility results in highly attractive economic margins for agribusiness in this region of Paraguay, which has no tradition in the cultivation of grains.

Total cost of production	2014/2015 (R$/ha)
Soybean	1,274
Corn	1,190

•    Cattle

We closed the year with 1,536 head of cattle, distributed through 1,070 hectares of active pasture. We also concluded the formation of another 1,595 hectares which will be opened to livestock at the beginning of this harvest, doubling the property’s stocking rate in 2015/16.

Release 4Q15

The stocking rate in the 2014/15 harvest year was 1.20 AU/ha (Animal Unit - 450 kg of live weight) with an average daily weight gain of around 500 grams per animal.

     Financial Performance

Financial Statements - R$ thousand	2015
Revenues from grains	15,271
Revenues from sugarcane	1,652
Revenues from farm sale	30,711
Other revenues	91
Net Sales Revenue	47,725
Change in fair value of biological assets and agricultural products	(858)
Impairment	133
Net Revenue	47,001
Cost of agricultural products sale	(13,269)
Cost of livestock sale	(1,622)
Cost of farm sale	(20,466)
Gross Profit (loss)	11,644
Selling expenses	(2,559)
General and administrative expenses	(3,102)
Depreciations and amortizations	(69)
Personnel expenses	(1,301)
Expenses with services provider[1]	(1,302)
Leases and Rents	(74)
Others expenses	(357)
Other operating income/expenses, net	(7)
Financial result	(7,385)
Financial income	(1,213)
Financial expenses	(6,172)
Profit (loss) before income and social contribution taxes	(1,409)
Income and social contribution taxes	(1,081)
Profit (loss) for the period	(2,490)
BrasilAgro Interest	50%
BrasilAgro results	(1,245)
Write-off of Company’s fair value due to disposal of farm in Cresca	(3,426)
Amortization of fair value adjustment on the acquisition date (shareholder’s loans)	316
BrasilAgro results - Equity pick up	(4,355)

On July 2014, 24,624 hectares of Cresca S.A. were sold. The impact of this sale generated a write-off of R$3,4 million in the Company’s result related to the difference between the fair value of the land (goodwill recognized by BrasilAgro at the moment of acquisition of Cresca S.A.) and its book value.

Release 4Q15

	Cresca	Write - Off	BrasilAgro
Assets
Current assets
Cash and Cash equivalents	471	-	471
Trade accounts receivable	9,837	-	9,837
Inventories	5,010	-	5,010
Biologial assets	5,440	-	5,440
Recoverable taxes	3,120	-	3,120
Other assets	-	212	212
	23,878	212	24,090
Non-current assets
Trade accounts receivable	14,008	-	14,008
Investment properties	164,459	84,064	248,523
Property, plant and euipment	1,236	-	1,236
	179,703	84,064	263,767

Total assets	203,581	84,276	287,857
Liabilities and Equity
Current liabilities
Trade accounts payable	5,823	-	5,823
Loans and financing	194	-	194
Labor obligations	183	-	183
Transactions with related parties	12,248	-	12,248
	18,448	-	18,448
Non-current liabilities
Taxes payable	-	5,898	5,898
Transactions with related parties	62,751	1,302	64,053
	62,751	7,200	69,951
Equity - Attributable to equity holders of the parent
Capital	93,063	-	93,063
Capital reserves	67,038	-	67,038
Equity variation adjustment	-	77,076	77,076
Accumulated losses	(37,719)	-	(37,719)
Total equity	122,382	77,076	199,458

Total liabilities and equity	203,581	84,276	287,857
BrasilAgro Interest			50%
BrasilAgro Investment			99,729

On June 2015, the Company’s 50% share in Cresca S.A. was registered as an investment in the amount of R$99,7 million, R$61,2 million of which related to accounts in Cresca’s books and R$38,5 million related to the goodwill recognized by BrasilAgro at the moment of the acquisition of the joint venture.

Release 4Q15

Capital Markets

     Share Performance

On September 03, 2015, BrasilAgro’s shares (AGRO3) were quoted at R$10.79, giving a market cap of R$682.2 million, while its ADRs (LND) were quoted at US$2.88.

In the last 12 months, AGRO3 has appreciated by 14% versus the Ibovespa’s depreciation of 22.5%

Corporate Governance

     Sustainability Report

This year, for the first time, we prepared the Company’s Sustainability Report in accordance with the guidelines of the Global Reporting Initiative (GRI), a global, multi-sector and voluntary standard, adopted by companies around the world, containing indicators and principles for the reporting of information relevant to sustained corporate development.

By adhering to the GRI, BrasilAgro seeks to build multistakeholder dialogue and ensure greater operational transparency, as well as take advantage of a management and support tool to identify the best practices to be adopted to generate opportunities and mitigate business risks.

The report is available on the Company’s website at www.brasil-agro.com

Release 4Q15

Definitions
4Q14 – quarter ended June 30, 2014.
FY14 – year ended June 30, 2014.
Harvest 13/14 – fiscal year begun on July 1, 2013 and ended June 30, 2014
4Q15 – quarter ended June 30, 2015.
FY15 – year ended June 30, 2015.
Harvest 14/15 – fiscal year begun on July 1, 2014 and ended June 30, 2015.

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro’s businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management’s expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Release 4Q15

Income Statement (R$ ‘000)

	4Q15	4Q14	Change	2015	2014	Change
Revenues from farm sale	266,000	33,737	688.5%	266,550	33,737	690.1%
Revenues from grains	67,842	54,004	25.6%	121,791	95,896	27.0%
Revenues from sugarcane	14,240	8,542	66.7%	54,396	39,406	38.0%
Revenues from leasing	1,258	303	315.2%	3,204	1,143	180.3%
Other revenues	738	647	14.1%	4,217	1,730	143.8%
Deductions from gross revenue	(3,134)	(3,176)	-1.3%	(9,414)	(6,861)	37.2%
Net Sales Revenue	346,944	94,057	268.9%	440,744	165,051	167.0%
Change in fair value of biological assets and agricultural products	(11,754)	(8,529)	37.8%	9,788	1,092	796.3%
Impairment	(1,259)	(1,041)	20.9%	(3,038)	(2,043)	48.7%
Net Revenue	333,931	84,487	295.2%	447,494	164,100	172.7%
Cost of farm sale	(72,820)	(11,892)	512.3%	(72,929)	(11,892)	513.3%
Cost of agricultural products sale	(79,603)	(66,276)	20.1%	(170,489)	(138,535)	23.1%
Gross Profit	181,508	6,319	2772.4%	204,076	13,673	1392.5%
Selling expenses	(8,324)	(5,404)	54.0%	(9,006)	(10,239)	-12.0%
General and administrative expenses	(10,307)	(9,715)	6.1%	(29,360)	(30,378)	-3.4%
Depreciations and amortizations	(252)	(299)	-15.7%	(1,249)	(1,118)	11.7%
Personnel expenses	(7,992)	(7,199)	11.0%	(19,543)	(19,589)	-0.2%
Expenses with services provider	(1,006)	(1,287)	-21.8%	(4,077)	(4,841)	-15.8%
Leases and Rents	(182)	(151)	20.5%	(713)	(698)	2.1%
Others expenses	(875)	(779)	12.3%	(3,778)	(4,132)	-8.6%
Other operating income/expenses, net	310	(867)	n.a.	(3,422)	285	n.a.
Financial result	2,871	(4,048)	n.a.	32,638	(1,560)	n.a.
Financial income	31,361	8,538	267.3%	122,552	40,051	206.0%
Interest on Financial Investments	2,819	1,706	65.2%	9,325	9,484	-1.7%
Interest on assets	1,029	967	6.4%	4,637	2,635	76.0%
Foreign exchange variations on liabilities	259	844	-69.3%	14,720	6,011	144.9%
Unwind of present value adjustment	5,553	5,790	-4.1%	41,530	19,086	117.6%
Realized results with derivatives	13,648	(1,232)	n.a.	24,204	-	n.a.
Unrealized results with derivatives	8,053	463	1639.3%	28,136	2,835	892.5%
Financial expenses	(28,490)	(12,586)	126.4%	(89,914)	(41,611)	116.1%
Bank charges	(260)	(183)	42.1%	(1,740)	(942)	84.7%
Interest on liabilities	(3,352)	(2,611)	28.4%	(13,895)	(10,674)	30.2%
Monetary variations	(829)	(684)	21.2%	(2,967)	(2,328)	27.4%
Foreign exchange variations on liabilities	(1,345)	(1,157)	16.2%	(8,139)	(5,688)	43.1%
Unwind of present value adjustment	(3,455)	(6,056)	-42.9%	(23,234)	(13,561)	71.3%
Realized results with derivatives	(704)	(5,101)	-86.2%	(6,468)	(6,699)	-3.4%
Unrealized results with derivatives	(18,545)	3,206	n.a.	(33,471)	(1,719)	1847.1%
Equity pick up	117	(2,554)	n.a.	(4,355)	(704)	518.6%
Profit (loss) before income and social contribution taxes	166,175	(16,269)	n.a.	190,571	(28,923)	n.a.
Income and social contribution taxes	(4,247)	9,716	n.a.	(9,761)	15,561	n.a.
Profit (loss) for the period	161,928	(6,553)	n.a.	180,810	(13,362)	n.a.
Outstanding shares at the end of the period	58,226,600	58,442,400	-0.4%	58,226,600	58,442,400	-0.4%
Basic earnings (loss) per share - R$	2.78	(0.11)	n.a.	3.11	(0.23)	n.a.

Release 4Q15

Balance Sheet  (R$ ‘000)

	06/30/2015	06/30/2014	Change
Current assets
Cash and Cash equivalents	75,620	86,745	-13%
Markable securities	273,258	21,532	1169%
Trade accounts receivable	46,028	65,010	-29%
Inventories	32,225	40,210	-20%
Biologial assets	1,624	1,421	14%
Recoverable taxes	5,412	3,749	44%
Derivative financial instruments	13,498	18,255	-26%
Transactions with related parties	856	723	18%
Other assets	316	442	-29%
	448,837	238,087	89%

Non-current assets
Biological assets	29,245	31,202	-6%
Markable securities	1,468	13,782	-89%
Recoverable taxes	24,602	29,849	-18%
Diferred taxes	43,137	43,554	-1%
Derivative financial instruments	408	63	548%
Trade accounts receivable	22,802	37,453	-39%
Investment properties	288,347	334,803	-14%
Transactions with related parties	39,060	26,068	50%
Other assets	5,811	4,644	25%
Investments in unquoted equity instruments	99,729	50,369	98%
Property, plant and euipment	10,602	13,542	-22%
Intagible assets	3,792	4,966	-24%
	569,003	590,295	-4%

Total assets	1,017,840	828,382	23%

Release 4Q15

Balance Sheet (R$ ‘000)

	06/30/2015	06/30/2014	Change
Current liabilities
Trade accounts payable	5,545	8,158	-32%
Loans and financing	50,900	62,253	-18%
Labor obligations	11,215	8,730	28%
Taxes payable	23,377	6,501	260%
Dividends payable	40,358	25	161332%
Derivative financial instruments	5,655	204	2672%
Accounts payable for acquisitions	48,840	44,820	9%
Transactions with related parties	480	33,237	-99%
Onerous contract	-	579	-100%
Advances from customers	8,147	15,038	-46%
Other liabilities	4,504	-	n.a.
	199,021	179,545	11%
Non-current liabilities
Loans and financing	59,179	57,909	2%
Taxes payable	1,508	2,482	-39%
Derivative financial instruments	1,670	-	n.a.
Provision for legal claims	3,684	3,573	3%
Other liabilities	672	967	-31%
	66,713	64,931	3%
Total liabilities	265,734	244,476	9%
Equity
Capital	584,224	584,224	0%
Capital reserves	2,349	4,201	-44%
Treasury shares	(224)	(1,934)	-88%
Profits reserves	89,156	-	n.a.
Proposed additional dividends	40,333	-	n.a.
Equity variation adjustment	36,268	8,403	332%
Accumulated losses	-	(10,988)	-100%
Total equity	752,106	583,906	29%

Total liabilities and equity	1,017,840	828,382	23%

Release 4Q15

Cash Flow (R$ ‘000)

	2015	2014
Profit (loss) for the period	180,810	(13,362)
Adjustments to reconcile net income
Depreciation and amortization	22,222	21,431
Fam sale gain	(193,464)	(21,845)
Granting of stock options	82	816
Residual value of fixed assets	2,409	830
Write-off of capitalized cost in investment properties	(1,405)	2,098
Equity Pickup	4,355	704
Gain (loss) unrealized results with derivatives	5,335	(1,116)
Exchange rate, monetary and financial charges unrealized	(3,615)	180
(Gain) on remeasurement of receivables from sale of farms	(18,296)	(4,965)
Income and social contribution taxes	417	(18,338)
Fair value of biological assets and agricultural products and depletion of harvest	(9,788)	(1,092)
Reversal of impairment of agricultural products after harvest	3,038	2,043
Allowance for doubtful accounts	(2,731)	525
Onerous contracts	(579)	579
Provisions for lawsuits	111	(1,229)
Investment losses	53	-
	(11,046)	(32,741)
Change in operating working capital
Trade accounts receivable	12,296	65,235
Inventories	6,756	(14,072)
Biological Assets	5,627	1,337
Recoverable Taxes	4,570	882
Derivative Transactions	5,893	(1,971)
Other assets	(482)	(2,866)
Suppliers	(4,516)	(237)
Related parties	(36,767)	(5,557)
Taxes payable	(11,317)	-
Paid income tax and social contribution	18,512	(366)
Labor obligations	2,485	(22)
Advance from customers	(2,891)	12,914
Other obligations	(295)	344
Net Cash generated by (used in) operating activities	(11,175)	22,880
CASH FLOW OF INVESTMENT ACTIVITIES
Additions to immobilized and intangible	(1,800)	(2,413)
Additions to property for investments	(30,629)	(20,859)
Redemption of (investment in) marketable securities	(27,482)	1,222
Increase in investments and participations	(25,903)	(14,463)
Cresca joint venture acquisition	-	(8,592)
Amount received from the sale of farm	105,766	35,255
Net cash (invested in) operating activities	19,952	(9,850)
CASH FLOW OF FINANCING ACTIVITIES
Farm acquisition payment	-	(2,239)
Loans and financing	97,407	56,723
Interest from Loans and Financing	(15,682)	(2,224)
Payment of loans and financing	(101,403)	(44,100)
Treasury shares	(224)	(1,934)
Dividens payed	-	(5,883)
Acquisition of rights on receivable loans	-	(2,322)
Generated (provided) net cash by financing activities	(19,902)	(1,979)
Increase (decrease) in cash and cash equivalents	(11,125)	11,051
Cash and cash equivalents at the beginning of the year	86,745	75,694
Cash and cash equivalents at the end of the year	75,620	86,745
	(11,125)	11,051

Release 4Q15

Release 4Q15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2015.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 4, 2015.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer